UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Robert E. Armstrong

c/o Nob Hill Fiduciary Company

100 West Liberty Street, 10th Floor

Reno, Nevada 89501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D

(Amendment No.     )

CUSIP No.: 397624 20 6

(1)	Name of reporting person Nob Hill Fiduciary Company
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada corporation
	(7)	Sole voting power 2,150,360 shares of Class B Common Stock (as of May 10, 2012)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 2,150,360 shares of Class B Common Stock (as of May 10, 2012)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,150,360 shares of Class B Common Stock (as of May 10, 2012)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.7%
(14)	Type of reporting person CO

SCHEDULE 13D

(Amendment No.     )

CUSIP No.: 397624 20 6

(1)	Name of reporting person Nob Hill Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Not applicable (trust has no designated place of organization)
	(7)	Sole voting power 2,127,026 shares of Class B Common Stock (as of May 10, 2012)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 2,127,026 shares of Class B Common Stock (as of May 10, 2012)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,127,026 shares of Class B Common Stock (as of May 10, 2012)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.6%
(14)	Type of reporting person OO (trust)

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SCHEDULE 13D

(Amendment No.     )

CUSIP No.: 397624 20 6

(1)	Name of reporting person Nob Hill Trust II
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Not applicable (trust has no designated place of organization)
	(7)	Sole voting power 23,334 shares of Class B Common Stock (as of May 10, 2012)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 23,334 shares of Class B Common Stock (as of May 10, 2012)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 23,334 shares of Class B Common Stock (as of May 10, 2012)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person OO (trust)

4

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D (AMENDMENT NO.     )

FOR THE REPORTING PERSONS NAMED HEREIN

Explanatory Note

This Schedule 13D (Amendment No.     ) (this “Schedule 13D”) is being filed jointly on behalf of Nob Hill Fiduciary Company, the Nob Hill Trust, and the Nob Hill Trust II. Nob Hill Fiduciary Company is the sole trustee of the Nob Hill Trust and the Nob Hill Trust II.

The Nob Hill Trust and the Nob Hill Trust II was created by the division of the Naomi C. Dempsey Trust on November 14, 2007. On December 11, 2007, the Naomi C. Dempsey Trust funded each of these trusts by transferring 2,127,026 shares and 23,334 shares of Class B Common Stock (as defined below) to the Nob Hill Trust and the Nob Hill Trust II, respectively.

Previous to this filing, and since December 17, 2007, the Nob Hill Trust has filed Schedule 13Ds and amendments thereto jointly with members of the Dempsey family and their associated family trusts, including the Nob Hill Trust II. The Nob Hill Trust last filed a joint Schedule 13D/A on May 24, 2010.

The purpose of this Schedule 13D filing is to report that, on December 29, 2011, Nob Hill Fiduciary Company was appointed as successor trustee to the Nob Hill Trust to succeed the former co-trustees, Virginia D. Ragan, Judith D. Hook and Shannon J. Diener, and as successor trustee of the Nob Hill Trust II to succeed the former trustee Shannon J. Diener.

Item 1.	Security and Issuer

This Schedule 13D pertains to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Nob Hill Fiduciary Company, the Nob Hill Trust and the Nob Hill Trust II (individually, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each Reporting Person:

Nob Hill Fiduciary Company

100 West Liberty Street, 10th Floor

Reno, Nevada 89501

Attention: Robert E. Armstrong, President

Nob Hill Trust

c/o Nob Hill Fiduciary Company, Trustee

100 West Liberty Street, 10th Floor

Reno, Nevada 89501

Attention: Robert E. Armstrong, President

Nob Hill Trust II

c/o Nob Hill Fiduciary Company, Trustee

100 West Liberty Street, 10th Floor

Reno, Nevada 89501

Attention: Robert E. Armstrong, President

(c)	Present Principal Occupation or Employment of each Reporting Person:

Nob Hill Fiduciary Company: Trust fiduciary services

Nob Hill Trust: Not applicable

Nob Hill Trust II: Not applicable

(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of each Reporting Person:

Nob Hill Fiduciary Company: A Nevada corporation

Nob Hill Trust: Not applicable

Nob Hill Trust II: Not applicable

Item 3.	Source and Amount of Funds or Other Consideration

The Nob Hill Trust and the Nob Hill Trust II was created by the division of the Naomi C. Dempsey Trust on November 14, 2007. On December 11, 2007, the Naomi C. Dempsey Trust funded each of these trusts by transferring 2,127,026 shares and 23,334 shares of Class B Common Stock to the Nob Hill Trust and the Nob Hill Trust II, respectively.

Item 4.	Purpose of Transaction

No Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Nob Hill Trust is the beneficial owner of 2,127,026 shares of Class B Common Stock representing 9.6% of the outstanding shares of Class B Common Stock. The Nob Hill Trust II is the beneficial owner of 23,334 shares of Class B Common Stock representing 0.1% of the outstanding shares of Class B Common Stock. As the sole trustee of each of these trusts, Nob Hill Fiduciary Company is also considered the beneficial owners of these shares.

(b)	Nob Hill Fiduciary Company, the sole trustee of the Nob Hill Trust, has the sole power to vote and dispose of 2,150,360 shares of Class B Common Stock, as represented by the 2,127,026 shares held by the Nob Hill Trust and the 23,334 shares held by the Nob Hill Trust II.

(c)	No transactions in shares of Class B Common Stock were effected during the past 60 days by any of the Reporting Persons.

(d)	A total of 1,500,000 shares of Class B Common Stock beneficially owned by the Nob Hill Trust have been pledged as collateral security for the repayment of a loan made by a bank to the Trust. In the event of a default under the terms of such loan, the bank could exercise its right to receive, or the power to direct the receipt of, dividends paid on these shares or exercise its right to receive, or the power to direct the receipt of, proceeds from the sale of these shares. Except as set forth in the preceding sentence, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

A total of 1,500,000 shares of Class B Common Stock beneficially owned by the Nob Hill Trust have been pledged as collateral security for the repayment of a loan made by a bank to this Trust. This pledge is evidenced by customary stock pledge and other loan agreements to secure the collateral pledged thereunder. Except as set forth in the preceding sentence, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement dated May 10, 2012, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 10, 2012	NOB HILL FIDUCIARY COMPANY

	By	/s/ Robert E. Armstrong
Robert E. Armstrong, President

May 10, 2012	NOB HILL TRUST

	By	Nob Hill Fiduciary Company, Trustee

By	/s/ Robert E. Armstrong
Robert E. Armstrong, President

May 10, 2012	NOB HILL TRUST II

	By	Nob Hill Fiduciary Company, Trustee

By	/s/ Robert E. Armstrong
Robert E. Armstrong, President